Exhibit 99.1

GDS Releases Inaugural ESG Report and Sets Carbon Neutral Target

SHANGHAI, China, November 30, 2021 (GLOBE NEWSWIRE) -- GDS Holdings Limited (“GDS Holdings,” “GDS” or the “Company”) (NASDAQ: GDS; HKEX: 9698), a leading developer and operator of high-performance data centers in China, today announced the publication of its inaugural Environmental, Social and Governance (“ESG”) report. The report underscores the Company’s vision of “Connecting a smart infrastructure platform to a sustainable future” and highlights its commitment to achieve 100% renewable energy usage and carbon neutrality by 2030.

“Our mission is to provide the world’s leading innovators with a unique, open and sustainable smart infrastructure platform,” said Mr. William Huang, Chairman and Chief Executive Officer. “To this end, we seek to build sustainability into everything we do. We have set a target for GDS to be carbon neutral by 2030 and we are on track to meet this goal. As a market leader, we have the responsibility to lead our industry toward a more sustainable future.”

“We will continue to transition to renewable energy, develop green data centers, and optimize operational efficiency,” commented Mr. Dan Newman, Chief Financial Officer. “Our inaugural ESG report demonstrates that we’re serious about enhancing transparency and taking initiative. We have committed to targets that are ambitious yet realistic.”

The report describes GDS’s ESG performance and introduces the Company’s long-term ESG commitments, which include minimizing impact on the environment, creating value for all stakeholders, and engendering trust through rigorous adherence to corporate governance.

The report’s highlights include:

•	In 2020, 22.6% of the Company’s energy consumption came from renewable energy sources. The Company committed to achieving carbon neutrality by 2030.

•	In 2020, 34% of the Company’s senior level management employees were female, reflecting the Company’s commitment to diversity and inclusion.

•	Recently, the Company signed a multi-year agreement with CGN New Energy, to procure approximately 30,000 GWh of renewable energy certificates, equivalent to over seven times the Company’s current annual electricity consumption.

To view the report in full, please visit the ESG section on the GDS corporate website or access the report at: https://www.gds-services.com/esg2020/docs/GDS_ESG_Report_2020.pdf.

About GDS Holdings Limited

GDS Holdings Limited (NASDAQ: GDS; HKEX: 9698) is a leading developer and operator of high-performance data centers in China. The Company’s facilities are strategically located in China’s primary economic hubs where demand for high-performance data center services is concentrated. The Company also builds, operates and transfers data centers at other locations selected by its customers in order to fulfill their broader requirements. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancies across all critical systems. GDS is carrier and cloud-neutral, which enables its customers to access all the major PRC telecommunications networks, as well as the largest PRC and global public clouds which are hosted in many of its facilities. The Company offers co-location and managed services, including direct private connection to leading public clouds, an innovative service platform for managing hybrid clouds and, where required, the resale of public cloud services. The Company has a 20-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s customer base consists predominantly of hyperscale cloud service providers, large internet companies, financial institutions, telecommunications carriers, IT service providers, and large domestic private sector and multinational corporations.

For investor and media inquiries, please contact:

GDS Holdings Limited

Laura Chen

Phone: +86 (21) 2029-2203

Email: ir@gds-services.com

The Piacente Group, Inc.

Ross Warner

Phone: +86 (10) 6508-0677

Email: GDS@tpg-ir.com

Brandi Piacente

Phone: +1 (212) 481-2050

Email: GDS@tpg-ir.com

GDS Holdings Limited